U.S. SECURITIES AND EXCHANGE COMMISSION

		       WASHINGTON, D.C.  20549

			    FORM 12b-25

		     NOTIFICATION OF LATE FILING

			    (Check One):



[ ] Form 10-K and Form 10-KSB   [ ]  Form 20-F   [ ]  Form 11-K

[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR





	For Period Ended: October 1, 1995

	[ ]  Transition Report on Form 10-K

	[ ]  Transition Report on Form 20-F

	[ ]  Transition Report on Form 11-K

	[ ]  Transition Report on Form 10-Q

	[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

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		Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

_________________________________________________________________

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________________________________

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	PART I -- REGISTRANT INFORMATION
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	Full Name of Registrant:  CHAMPION PARTS, INC.

	Address of Principal Executive Office (Street and Number)

		2525 W. 22nd Street

		Oak Brook, IL    60521

		City, State and Zip Code

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	PART II -- RULES 12b-25 (b) AND (c)
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	_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	_X_ (b) The subject quarterly report on Form 10-Q, will be filed on or before the fifth calendar day following the prescribed due date;

	___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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In November 1, 1995 the Registrant's Board of Directors decided to exit the manufacture and sale of automotive electrical (alternators and starters) and mechanical (clutches and water pumps) products to traditional market customers in the western United States. The company intends to shut down its Fresno, California production facility except for the distribution of fuel systems and front wheel drive assemblies to west coast customers.

The Registrant is analyzing the impact of this decision which will have a pervasive impact on the Registrant's financial statements and MD&A. The Registrant requires the additional five days following the prescribed due date for the 1995 third quarter 10-Q to complete financial statement and disclosure requirements to reflect this significant item.
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PART IV -- OTHER INFORMATION
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	(1)   Name and telephone number of person to contact in regard
to this notification

	Mark Smetana                       (708)            573-6264

	  (Name)                        (Area Code)     (Telephone Number)


	(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		[X]  Yes     [  ]  No


	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[X]  Yes     [  ]  No


	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Attached.

CHAMPION PARTS, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   November 15, 1995

By:     /s/ Mark Smetana
	    Mark Smetana
	    Vice President Finance & Secretary


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ATTENTION



	Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C.1001).

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
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    EXPLANATION OF CHANGE IN RESULTS
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As a result of the Company's decision to exit the manufacture and sale of automotive electrical and mechanical products in the western United States, the Company expects to record a special charge to reflect the direct costs to close that operation. The company is also evaluating the impact of this decision on the realization of asset carrying values, in particular its inventories.

Third quarter 1995 results will also reflect the impact of the Company's decision in June 1995 to exit the manufacture and sale of automotive electrical and mechanical products in the western United States. Net sales for the third quarter 1995 are 65% lower than 1994 third quarter net sales. In addition, the Company will post a net loss for the quarter, before special charges and other charges related to the decision to exit the manufacture electrical and mechanical products in the western United States, in excess of $2,000,000. In the third quarter 1994, the company reported net income of $62,000.